EXHIBIT (d)(10)
June 1, 2007

To:	CRX Acquisition Ltd. c/o Fortis Capital Corporation 153 East 53rd Street, 27th Floor New York, New York 10022

Re:	The Cronos Group (Codename: Dolphin) – Frank P. Vaughan – Amendment No. 1 to Equity Commitment Letter (the “Amendment”)
Gentlemen:
     Reference is made to the Asset Purchase Agreement, dated as of the date hereof (as it may be amended from time to time, the “Asset Purchase Agreement”), by and among CRX Acquisition Ltd., a Bermuda exempted company (“Purchaser”), FB Transportation Capital LLC, a Delaware limited liability company, and The Cronos Group, a limited liability company (société anonymé holding) organized and existing under the laws of the Grand Duchy of Luxembourg (the “Company”), pursuant to which Purchaser, or a permitted assignee of Purchaser, will acquire the assets and assume the liabilities of the Company subject to and in accordance with its terms. Reference is also made to that certain Equity Commitment Letter, dated as of February 28, 2007, by and between Purchaser and Frank P. Vaughan (the “Equity Commitment Letter”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Asset Purchase Agreement or the Equity Commitment Letter, as the case may be.
     Purchaser and the undersigned have agreed to certain changes to Schedule B attached to the Equity Commitment Letter and desire to enter into this Amendment to incorporate such changes into the Equity Commitment Letter. Specifically, Purchaser and the undersigned hereby agree to amend the Equity Commitment Letter by deleting in its entirety Schedule B attached to the Equity Commitment Letter and replacing it with Schedule B attached to this Amendment, which is made a part hereof.
     Except as it is amended by the terms hereof, the terms of the Equity Commitment Letter are hereby ratified and confirmed by the parties in all respects. Each of Purchaser and the undersigned agree that, notwithstanding anything to the contrary contained in the Equity Commitment Letter or in any other agreement between the parties, Purchaser and the undersigned are entering into this Amendment for the specific purpose of amending the Equity Commitment Letter as set forth in the immediately preceding paragraph. Except as set forth in the immediately preceding paragraph, the terms of the Equity Commitment Letter shall continue in full force and effect in accordance with its terms. In the event of any conflict or ambiguity between this Amendment (including this paragraph) and the Equity Commitment Letter, the terms and conditions of this Amendment shall prevail.
     This Amendment constitutes the entire agreement between Purchaser and the undersigned with respect to the subject matter hereof. There are no agreements, representations, warranties,

promises, covenants, commitments or undertakings other than those expressly set forth herein. This Amendment supersedes all prior agreements, representations, warranties, promises, covenants, commitments and undertakings, whether written or oral, with respect to the subject matter contained herein. This Amendment may be executed in several counterparts, all of which taken together shall constitute one single agreement between Purchaser and the undersigned.
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Very truly yours,

/s/ Frank P. Vaughan

Name: Frank P. Vaughan

Accepted and Acknowledged as of the date first written above:

CRX ACQUISITION LTD.

By:	/s/ Milton J. Anderson

Name: Milton J. Anderson
Title: President

By:	/s/ Menno van Lacum

Name: Menno van Lacum
Title: Vice President

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SCHEDULE B
SUMMARY OF TERMS
FOR COMMON SHARES FINANCING OF
CRX ACQUISITION LTD.
     This Summary of Terms summarizes the principal terms of the proposed equity financing of CRX Acquisition Ltd., a Bermuda exempted company (“Purchaser”) in connection with its formation and its subsequent capitalization. It is intended that Purchaser will (i) acquire all of the assets and assume all of the liabilities of The Cronos Group, a limited liability company (société anonymé holding) organized and existing under the laws of the Grand Duchy of Luxembourg (the “Company”), (ii) sell and transfer the interests in container assets formerly owned by the Company and its affiliates to FB Transportation Capital LLC, a Delaware limited liability company (“FB Transportation”), or an affiliate or affiliates thereof (the transactions referred to in clauses (i) and (ii) above being hereinafter referred to collectively as the “Transaction”), and (iii) manage container assets owned by CF Leasing Limited (a Bermuda exempted company) and/or any of its affiliates (and their respective successors and assigns), and other container assets owned by third parties, following consummation of the Transaction.
     It is contemplated that Dennis J. Tietz, Peter J. Younger, Frank P. Vaughan and John C. Kirby, each of which are current officers and/or directors of the Company (such individuals being referred to herein as the “Management Parties”) will purchase at the closing of the Transaction (the “Closing”), along with FB Transportation, common shares, US $0.01 par value, of Purchaser (the “Common Shares”) in connection with Purchaser’s capitalization in connection with the Transaction. It is also contemplated that at the Closing, certain employees of Fortis Bank S.A./N.V. and its subsidiaries (including Milton J. Anderson and Menno Albert van Lacum) (such individuals being referred to herein as the “Fortis Investors”) will purchase Common Shares of Purchaser. In addition, within sixty (60) days after the Closing, third party investors (the “Third Party Investors”) may purchase additional Common Shares from Purchaser. FB Transportation, the Management Parties, the Fortis Investors, any Third Party Investors and any other person or entity that becomes or is deemed to become a party to or agrees to be bound by the terms of the Shareholders Agreement are sometimes referred to herein as the “Shareholders.” Any Third Party Investors that purchase Common Shares of Purchaser in accordance with this Summary of Terms will be subject to the prior approval by FB Transportation, which approval will not be unreasonably withheld.
     This Summary of Terms includes the basic proposed rights, preferences and obligations of the Shareholders, which are to be in embodied in the governance documents of Purchaser and other agreements among the Shareholders. In addition to the terms set forth in this Summary of Terms, the initial Shareholders intend to negotiate additional customary terms for inclusion in the governance documents and such other agreements. All sums in dollars contained herein shall refer to U.S. Dollars.

Offering Terms

Closing Date:	As of the closing of the Transaction.

Initial Shareholders:	At Closing, the Management Parties will acquire from Purchaser a minimum of 2,000,000 Common Shares, which amount may be increased up to a maximum of 4,000,000 Common Shares, in exchange for their contribution of cash. At Closing, FB Transportation will acquire from Purchaser 4,800,000 Common Shares in exchange for its contribution of cash. It is also contemplated that at Closing, the Fortis Investors will purchase up to 3,000,000 Common Shares from Purchaser in exchange for their contribution of cash. Within sixty (60) days after Closing, Third Party Investors may purchase up to 3,000,000 Common Shares in exchange for their contribution of cash, at the same purchase price per Common Share that FB Transportation, the Management Investors and the Fortis Investors paid for those shares at Closing.

Price Per Common Share of Purchaser to be Acquired:	US $1.00 per share

Counsel and Expenses:	Each party shall pay its own expenses incurred in connection with the matters contemplated herein, including the completion of the Transaction and/or the termination of the definitive agreements governing same, irrespective of the completion of the transactions contemplated hereunder.

CHARTER

General:	Except as described below, the Charter will include standard terms. “Blank Check” preferred shares will be authorized permitting the creation and issuance of preferred shares by the Board of Directors of Purchaser (the “Board”) in the future, although the issuance of any preferred shares will be subject to the terms and conditions of the Shareholders Agreement described below. Supermajority shareholder voting provisions will be required in connection with the approval and adoption of certain transactions and events, as described below under “Liquidation Events”.

SHAREHOLDERS AGREEMENT

General:	The Shareholders Agreement will address how the Board is to be composed, how the Shareholders fit into that scheme, and shareholder voting agreement provisions to enforce the intended Board composition terms and related matters.

Dividends:	Dividends will be paid in respect of Common Shares when, as and if declared by the Board, but subject in all respects to “Matters Requiring Board Approval” below.

Information Rights:	Purchaser will deliver to the holders of Common Shares (i) audited consolidated financial statements no later than 120 days after the end of each fiscal year, (ii) unaudited consolidated quarterly financial statements no later than 60 days after each quarter and (iii) such operational information as reasonably requested by FB Transportation and the Third Party Investors.

Board Matters / Voting Rights:	Purchaser’s Board shall initially be composed of five members: (i) Dennis J. Tietz, (ii) Peter J. Younger, (iii) Milton J. Anderson and Menno Albert van Lacum (the “Fortis Directors”) and (iv) one director approved by the unanimous consent of FB Transportation, Dennis J. Tietz, and Peter J. Younger. Any replacements for the director positions held by the Fortis Directors must be first approved by FB Transportation. In addition, any replacements for the director positions held by Mr.. Tietz or Mr. Younger must also be first approved by FB Transportation. These arrangements will remain in effect through June 30, 2009.

Restriction on Transfer:	Prior to June 30, 2012, the Shareholders shall not transfer or otherwise dispose of any Common Shares or securities convertible, exercisable or exchangeable into Common Shares, except (i) to an affiliate, in the case of FB Transportation and any Third Party Investor that is not an individual, or a trust or other estate planning vehicle, in the case of any Management Party, any Fortis Investor or any Third Party Investor that is an individual (each, a “Permitted Transferee”), (ii) pursuant to a Public Offering (defined below) approved in accordance with, and as described in, “Matters Requiring Board Approval” below, (iii) to Purchaser, (iv) to another Shareholder so long as the transferee complies with all conditions described under “Right of First Refusal/Tag Along,” “Drag Along” and “Repurchase of Management Shares” below, (v) any transfer that is approved by Shareholders holding collectively 65% or more of the outstanding voting shares of Purchaser, (vi) any transfer by FB Transportation to any person or entity within ninety (90) days following the Closing, provided the transferee agrees in writing to comply with the terms of the Shareholders Agreement, or (vii) for any transfer under “Special Right of Sale for FB Transportation” below. The foregoing shall not affect any restrictions on transfer imposed under state or federal securities laws.

Right of First Refusal/Tag Along:	Purchaser (first) and then the Shareholders (second) shall have a right of first refusal with respect to the proposed sale of any Common Shares or any other equity in Purchaser by any of the Shareholders, in each case with a right of oversubscription of Common Shares unsubscribed by the other holders of Common Shares. In addition, before any Shareholders may offer to sell collectively 35% or more of Purchaser’s outstanding Common Shares, they must give the other Shareholders an opportunity to participate in such sale on a basis proportionate to the amount of securities held by the potential seller(s) and those held by the other Shareholders.

Drag Along:	If one or more Shareholders holding collectively at least 75% of the outstanding Common Shares propose to sell these Common Shares to a third party (who is not a Permitted Transferees), and such sale shall have been approved by FB Transportation, then the selling Shareholders shall have the right to require each other Shareholder to include in such sale the Common Shares of each such other Shareholder.

Special Right of Sale for FB Transportation:	If FB Transportation or any affiliate(s) of FB Transportation that own Common Shares determines in good faith that the enactment, amendment or interpretation of a law or governmental rule or regulation has made ownership of Common Shares or continued performance under the Shareholders Agreement impossible or illegal, or reasonably certain to result in an adverse effect on the business of FB Transportation or any of its affiliate(s), then FB Transportation shall promptly notify Purchaser and the other Shareholders thereof, which notice shall constitute an irrevocable offer to sell all Common Shares owned by FB Transportation and its applicable affiliate(s) to Purchaser and the remaining Shareholders pursuant to the terms of the Shareholders Agreement. If Purchaser and the remaining Shareholders fail to purchase all such Common Shares, then all or any portion of such remaining Common Shares may be retained or freely transferred by FB Transportation and its applicable affiliate(s) to any third party, notwithstanding any restrictions set forth in the Shareholders Agreement.

Budget Approval:	Purchaser will cause its management to prepare and to submit to the Board for approval, at least thirty (30) days prior to the end of each fiscal year, (i) a comprehensive operating budget forecasting Purchaser’s revenues, expenses, and cash position on a quarter-to-quarter basis for the upcoming fiscal year and (ii) a quarter-to-quarter capital expenditure budget for the upcoming fiscal year, both of which shall not become effective until approved by the Board.

Matters Requiring 75% Board Approval:	Unless approved by the affirmative vote of at least 75% of the entire Board, Purchaser shall not, and the Shareholders shall take all necessary action to cause Purchaser not to:

(A) (i) liquidate, dissolve or wind up its affairs, or effect any Liquidation Event (as defined below) (except as contemplated under the sections entitled “Tag Along” and “Drag Along” below); (ii) authorize or create any class or series of, or increase the authorized number of, or issue, any shares (including the Common Shares), or any options, warrants or other rights or securities convertible into or exercisable or exchangeable for, or otherwise relating to, any such shares, options, warrants, rights or securities (collectively, “Equity Securities”) (other than with respect to one million five hundred thousand (1,500,000) Common Shares, including those issuable upon exercise of options, which may be issued to employees and directors of Purchaser under an equity incentive compensation plan to be approved by the Board (which approval shall require the affirmative vote of both Fortis Directors), (iii) amend, alter, or repeal any provision of the charter, byelaws, and any other constituent governing documents of Purchaser; (iv) purchase or redeem, or declare or pay any dividend on, any Common Shares, (v) create or authorize the creation of any debt security (and any extension, renewal, refinancing or replacement thereof); (vi) adopt or approve any stock option plan or other executive equity compensation plan or benefit plan (other than as referred to in sub-clause (ii) of this paragraph; or (vii) increase or decrease the size of the Board. The foregoing shall not affect or be applicable to the 1,300,000 Restricted Common Shares to be granted to Peter Younger at Closing pursuant to the terms of his employment agreement, and such 1,300,000 Restricted Common Shares to be granted to Mr. Younger shall not be counted toward the 1,500,000 Common Shares limitation set forth above in sub-clause (ii) of this sub-paragraph.

(B) (i) make any loan or advance to, or acquire (whether by purchase, merger, amalgamation, recapitalization, consolidation or otherwise) any shares or other securities of, any corporation, partnership or other entity unless it is directly or indirectly wholly-owned by Purchaser prior to such loan, advance or acquisition; (ii) make any loan or advance to any other person other than the extension of trade credit in the ordinary course of Purchaser’s business; (iii) guarantee any indebtedness or obligations of another, except for indebtedness of any subsidiary of Purchaser, or trade accounts of any subsidiary of Purchaser arising in the ordinary course of Purchaser’s business; (iv) make any investment other than investments in prime commercial paper, money market funds, certificates of deposit in any United States bank having a net worth in excess of $30,000,000 or obligations issued or guaranteed by the United States of America, in each case having a maturity not in excess of two years; (v) incur any aggregate indebtedness for borrowed money (including, for this purpose, capital lease obligations) that at any one time is (or would be upon its incurrence) greater than $250,000 (and any extension, renewal, refinancing or replacement thereof), except that trade credit incurred in the ordinary course of Purchaser’s business shall not be deemed indebtedness for borrowed money; (vi) make or commit to the making of any capital expenditure in excess of $1,000,000, that is not already included in a budget approved by the Board; (vii) enter into or be a party to any transaction with any director, officer or employee of Purchaser or any “associate” (as that term is defined in Rule 12b-2 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of any such person, other than compensation arrangements for non-executive employees that are included in a budget approved by the Board; (viii) hire, fire or change the compensation of any executive officer; (ix) change the principal business of Purchaser, enter new lines of business, or exit the current line of business; (x) sell, transfer, pledge or encumber any property of Purchaser or its subsidiaries, other than certain customary “permitted” liens, liens created in connection with indebtedness permitted in sub-clause (v) of the previous paragraph and liens granted in the ordinary course of Purchaser’s business; (xi) settle any litigation where the amounts in dispute exceed $100,000; (xii) acquire or dispose of (except in the ordinary course of business) assets having a value in excess of $200,000; (xiii) establish any committee of the Board, designate the members of any such committee (including appointing any replacement members), amend the charter for any such committee, amend the resolutions of the Board establishing the delegation of authority to any such committee or terminate any such committee; (xiv) cause any subsidiary of Purchaser to take any action that the Purchaser is restricted from doing under the terms of this paragraph and the preceding paragraph; (xv) sell its Common Shares in a firm commitment underwritten public offering pursuant to a registration statement under the U.S. Securities Act of 1933, as amended (a “Public Offering”); or (xvi) make any amendment to Purchaser’s debt facilities or other debt arrangements.

Liquidation Event:	“Liquidation Event” shall mean any transaction or series of related transactions constituting: (i) a voluntary or involuntary liquidation, reorganization, dissolution or winding up of Purchaser, (ii) a direct or indirect transfer, in one or a series of transactions, of all or substantially all of the assets of Purchaser, (iii) a sale, amalgamation, merger, reclassification, recapitalization, restructuring, consolidation or business combination or any other similar transaction of or involving Purchaser (unless with respect to any transaction described in clause (i), (ii) or (iii) of this definition, the holders of record of Purchaser’s voting shares as constituted immediately prior to the consummation of any such transaction will immediately after such transaction hold greater than 50% of the voting shares of the acquiring entity or surviving entity, or either of such entities’ parent, in approximately the same relative percentages after any such transaction as before any such transaction), or (iv) the consummation of any transaction by which any person or group (as referred to in Section 13(d)(3) of the Exchange Act), other than FB Transportation, the Fortis Investors, the Third Party Investors or any of their respective Permitted Transferees, is or becomes the “beneficial owner” (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the voting shares of Purchaser.

Prior to June 30, 2012, any approval of a Liquidation Event described in clauses (ii) or (iii) contained in the definition of Liquidation Event above shall also require the affirmative vote of Shareholders holding at least 65% of the outstanding Common Shares. On and after June 30, 2012, the Shareholders shall use their commercially reasonable efforts to cause

Purchaser to effect a Liquidation Event to occur as soon as reasonably practicable after such date, provided that Shareholders holding more than 65% of the outstanding Common Shares do not disapprove of any such Liquidation Event.

Purchase or Repurchase of Shareholders’ Shares:	Until June 30, 2012, the Purchaser and the Shareholders will be subject to certain share purchase and repurchase arrangement provisions to be determined by mutual agreement by and among the Purchaser and the initial Shareholders. On and after June 30, 2012, it is currently intended that the Shareholders shall not be subject to such share purchase or repurchase arrangements.

Termination:	The rights and obligations of each Shareholder under the Shareholders Agreement shall terminate upon the earliest to occur of: (i) the consummation of a Liquidation Event; (ii) the completion of any initial Public Offering; or (iii) the occurrence of any event that does not violate the terms of the Shareholders Agreement and reduces the number of Shareholders to one.

OTHER AGREEMENTS

Registration Rights Agreement:	The parties shall enter into a registration rights agreement that shall provide for three demand registrations by any person holding at least 15% of the registrable securities at any time following the earlier of (a) three (3) years after the date of the Closing and (b) six months following an initial public offering. In addition, the parties shall have piggyback registration rights and the agreement shall contain such other usual and customary provisions as the parties may agree.

Employment Agreements:	Messrs. Tietz and Younger will each enter into an employment agreement in a form reasonably acceptable to Purchaser and to FB Transportation. Messrs. Tietz’s and Younger’s employment agreements shall each have terms and conditions substantially the same as those contained in the proposed draft employment agreement attached to their respective equity commitment letter as Exhibit I thereto. Messrs. Tietz and Younger will each waive any severance payments they may be entitled to under their existing employment arrangements. In addition, Mr. Younger will waive any transaction bonus that he may be entitled to receive upon the consummation of the Transaction. The terms and conditions of Messrs. Vaughan’s and Kirby’s current employment agreements with certain subsidiaries of the Company shall remain in full force and effect and will not be affected by the Transaction.

Employee Stock Options, Restricted Shares, Etc.:	Subject to the provisions set forth above, the Board shall implement such employee stock option, restricted shares and such other equity compensation plans as it may determine.

Definitive Agreements; Governing Law:	This summary of terms does not constitute or create, and shall not be deemed to constitute or create, any legally binding or enforceable obligation, or any commitment to invest, on the part of any party referred to in this summary of terms. No such obligation shall be created except by the execution and delivery of definitive agreements containing such terms and conditions of as shall be agreed upon by the parties and then only in accordance with the terms and conditions of such agreements. All such definitive agreements shall be governed in all respects by the laws of the State of New York (except with respect to certain terms that shall be governed by the internal law of the jurisdiction of formation of Purchaser).